Exhibit 99.12
News release...
Date: 25 October 2007
Ref: PR564g
Alcan joins Rio Tinto to create global aluminium leader
Alcan today joined the Rio Tinto group following the successful Offer for Alcan by a subsidiary of Rio Tinto. The expanded aluminium product group, formed by the combination of Alcan and Rio Tinto’s existing aluminium assets, today became the new global leader in aluminium and will be known as Rio Tinto Alcan.
Rio Tinto chief executive, Tom Albanese and Rio Tinto Alcan chief executive, Dick Evans hosted special events at Rio Tinto Alcan’s Montreal headquarters and highlighted the opportunities created by bringing Alcan into the Rio Tinto Group, and the potential for continued strong growth in the aluminium sector. Similar employee events took place in Brisbane.
“I am proud to be here to welcome Alcan employees into the Rio Tinto family”, said Tom Albanese. “They have built a company whose values we share.
“Rio Tinto’s strategy is to create shareholder value through investing in high quality, long life, low cost assets, and Alcan is a terrific addition to the Rio Tinto group. Together, we have a fantastic opportunity to build an even stronger global aluminium business through profitable and sustainable growth.”
“I am personally delighted to have the opportunity to be part of the new leader in the global aluminium industry, Rio Tinto Alcan,” said Dick Evans. “With our attractive cost position, strong technology portfolio, complementary refining and smelting assets, and a strong growth pipeline, Rio Tinto Alcan’s mission is to create maximum sustainable value for Rio Tinto shareholders and to fulfil our mutual commitments to all of our stakeholders,” he added.
The offer for Alcan, which was recommended by the Alcan Board, was announced by Rio Tinto on 12 July 2007 and has received approvals from relevant authorities and governments globally and the support of Rio Tinto shareholders.
Both Rio Tinto and Alcan have been recognised as leading stewards of the environment and the communities in which they operate, and in putting worker safety at the top of the priority list, and this philosophy would be maintained, stressed Tom Albanese and Dick Evans.
“Rio Tinto Alcan will maintain commitments to excellence in health, safety and environmental performance, working together to ensure the economic, environmental, and social sustainability of the communities in which we operate,” said Dick Evans.
Cont.../
Rio Tinto plc 6 St James’s Square London SW1Y 4LD
Telephone 020 7930 2399 Fax 020 7930 3249
Registered Office: 6 St James’s Square London SW1Y 4LD Registered in England No. 719885

A new look and logo are being introduced for the Rio Tinto Alcan product group. The new logo represents the rich heritage of both companies and signifies strength, confidence and leadership.
Rio Tinto in Canada
Rio Tinto has been an investor in Canada for decades and currently has significant business activities in the Province of Québec (including QIT-Fer et Titane and Iron Ore Company of Canada), and the Northwest Territories (Diavik Diamond Mines).
Rio Tinto is committed to investing in the Rio Tinto Alcan presence in Canada, particularly in the Provinces of Québec and British Columbia, in addition to locating the headquarters of the combined aluminium product group in Montréal. The product group’s aluminium smelting technology research and development headquarters will also be located in Québec.
Rio Tinto in Australia
Australia’s strengths in bauxite extraction, alumina refinery operations and project development will be enhanced by locating the combined global bauxite and alumina business and associated research and development activities in Brisbane.
Rio Tinto has a significant programme of capacity growth in place following the recent announcement of the expansion at Rio Tinto’s Yarwun alumina refinery, and the ongoing bauxite capacity expansion at Weipa.
Rio Tinto in France
Rio Tinto has a strong, long-term commitment to France, which it believes provides an attractive environment in which to invest, conduct business and engage in world-leading research and development. Rio Tinto recognises France’s long history of expertise and research and development in aluminium technology, particularly “new cell” smelting technology and is committed to building on French innovation in this area. Rio Tinto has had operations in France since 1988 through its Talc de Luzenac business based in Toulouse.
For more information, please visit: www.riotinto.com/riotintoalcan
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.

For further information, please contact:

Media Relations, London	Media Relations, Australia
Christina Mills	Ian Head
Office: +44 (0) 20 8080 1306	Office: +61 (0) 3 9283 3620
Mobile: +44 (0) 7825 275 605	Mobile: +61 (0) 408 360 101

Amanda Buckley
Office: +61 (0) 3 9283 3627
Mobile: +61 (0) 419 801 349

Media Relations, Montreal
Anik Michaud	Bryan Tucker
Tel.: +1 514 848 8151	Tel.: +1 514 848 8151
media.relations@alcan.com	media.relations@alcan.com

Investor Relations, London	Investor Relations, Australia
Nigel Jones	Dave Skinner
Office: +44 (0) 20 7753 2401	Office: +61 (0) 3 9283 3628
Mobile: +44 (0) 7917 227 365	Mobile: +61 (0) 408 335 309

David Ovington	Investor Relations, North America
Office: +44 (0) 20 7753 2326	Jason Combes
Mobile: +44 (0) 7920 010 978	Office: +1 (0) 801 685 4535
Mobile: +1 (0) 801 558 2645
Email: questions@riotinto.com
Website: www.riotinto.com
High resolution photographs available at: www.newscast.co.uk
Additional information
The offer to purchase all of the issued and outstanding common shares of Alcan for US$101 per common share in a recommended, all cash transaction (the “Offer”) is being made by Rio Tinto Canada Holding Inc. (the “Offeror”), an indirect wholly-owned subsidiary of Rio Tinto. The address of the Offeror is 770 Sherbrooke Street West, Suite 1800, Montreal, Quebec, H3A 1G1.
The Offer represents a total consideration for Alcan common shares of approximately US$38.1 billion.
The subsequent offering period has commenced and the Offer is open for acceptance until 6.00 p.m., Canadian Eastern Time, on November 8, 2007, unless extended.
This announcement is for information purposes only and does not constitute or form part of any offer or invitation to purchase, otherwise acquire, subscribe for, sell, otherwise dispose of or issue, or any solicitation of any offer to sell, otherwise dispose of, issue, purchase, otherwise acquire or subscribe for, any security. The Offer (as the same may be varied or extended in accordance with applicable law) is being made exclusively by means of, and subject to the terms and conditions set out in, the offer and takeover bid circular delivered to Alcan and filed with Canadian provincial securities regulators and the United States Securities and Exchange Commission (the “SEC”) and mailed to Alcan shareholders.

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.
In connection with the Offer, an offer and takeover bid circular as well as ancillary documents such as a letter of transmittal and a notice of guaranteed delivery have been filed with the Canadian securities regulatory authorities and the SEC and an Alcan directors’ circular with respect to the Offer has also been filed. A Tender Offer statement on Schedule TO (the “Schedule TO”) and a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) has also been filed with the SEC.
SHAREHOLDERS OF ALCAN ARE URGED TO READ THE OFFER AND TAKEOVER BID CIRCULAR (INCLUDING THE LETTER OF TRANSMITTAL AND NOTICE OF GUARANTEED DELIVERY), THE SCHEDULE TO (INCLUDING THE OFFER AND TAKEOVER BID CIRCULAR, LETTER OF TRANSMITTAL AND RELATED TENDER OFFER DOCUMENTS) AND THE SCHEDULE 14D-9 AS THEY CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER.
The offer and takeover bid circular as well as other materials filed with the Canadian securities regulatory authorities are available electronically without charge at www.sedar.com. The Schedule TO and the Schedule 14D-9 are available electronically without charge at the SEC’s website, www.sec.gov. Materials filed with the SEC or the Canadian securities regulatory authorities may also be obtained without charge at Rio Tinto’s website, www.riotinto.com.
While the Offer is being made to all holders of Alcan common shares, this announcement does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer in any such jurisdiction.
The Offer is made to holders in France of Alcan common shares admitted to trading on Euronext-Paris. An announcement including the main information relating to the Offer documents has been prepared and released pursuant to article 231-24 of the AMF General Regulation and contains information relating to how and in which time limit Alcan shareholders residing in France can accept this Offer. The offer document and the announcement prepared pursuant to article 231-24 of the AMF General Regulation, as amended on 17 September 2007, 23 and 24 October 2007 are available free of charge to the holders of Alcan Shares registered with Euroclear France who request it from Citi France, Global Transaction Services, Operations department, 19 le Parvis la Défense 7, 92073 Paris la Défense. They are also available on the internet at the following address: www.computershare.com/Rio-AlcanFrenchofferdocument.
The Offer is made to holders in Belgium of Alcan common shares and/or certificates admitted to trading on Euronext Brussels (the “IDRs”). A Belgian supplement, addressing issues specific to holders of Alcan common shares and/or IDRs in Belgium (the “Belgian Supplement”) was approved by the Belgian Banking, Finance and Insurance Commission (the “BFIC”) on 2 August 2007. A notice of extension of the Offer was approved by the BFIC on 18 September 2007 (the “First Supplement”). A second notice of extension of the Offer was approved by the BFIC on 23 October 2007 (the “Second Supplement ”). The offer document, the Belgian Supplement , the First Supplement and the Second Supplement are available free of charge to the investors in Belgium who request it from the Belgian branch of Citibank International plc, Department GTS Operations, 4th floor, boulevard Général Jacques 263G, 1050 Brussels. They are also available on the internet at the following address: www.computershare.com/Rio-AlcanBelgianofferdocument

Forward looking statements
This announcement contains statements which constitute “forward-looking statements” about Rio Tinto and Alcan. Such statements include, but are not limited to, statements with regard to the outcome of the proposed Offer, any statements about cost synergies, revenue benefits or integration costs, capacity, future production and grades, projections for sales growth, estimated revenues and reserves, targets for cost savings, the construction cost of new projects, projected capital expenditures, the timing of new projects, future cash flow and debt levels, the outlook for minerals and metals prices, the outlook for economic recovery and trends in the trading environment and may be (but are not necessarily) identified by the use of phrases such as “will”, “intend”, “estimate”, “expect”, “anticipate”, “believe” and “envisage”. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and may be outside the control of Rio Tinto or Alcan. Actual results and developments may differ materially from those expressed or implied in such statements because of a number of factors, including the outcome of the proposed Offer, revenue benefits and cost synergies being lower than expected, integration costs being higher than expected, levels of demand and market prices, the ability to produce and transport products profitably, the impact of foreign currency exchange rates on market prices and operating costs, operational problems, political uncertainty and economic conditions in relevant areas of the world, the actions of competitors, activities by governmental authorities such as changes in taxation or regulation and such other risk factors identified in Rio Tinto’s most recent Annual Report on Form 20-F filed with the SEC or Form 6-Ks furnished to the SEC or Alcan’s most recent periodic and current reports on Form 10-K, 10-Q or 8-K filed with the SEC (as the case may be). Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements.
Nothing in this announcement should be interpreted to mean that the future earnings per share of Rio Tinto will necessarily match or exceed its historical published earnings per share.

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